As filed with the Securities and Exchange Commission on November 7, 2001.
                                                      Registration No. 333-61402
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

               STORAGE ENGINE, INC. (FORMERLY KNOWN AS ECCS, INC.)
         ---------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

             New Jersey                                        22-2288911
----------------------------------------               -------------------------
     (State or Other Jurisdiction                          (I.R.S. Employer
   of Incorporation or Organization)                     Identification Number)

                                One Sheila Drive
                         Tinton Falls, New Jersey 07724
                                 (732) 747-6995
         ---------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                 Gregg M. Azcuy
                      President and Chief Executive Officer
                              STORAGE ENGINE, INC.
                                One Sheila Drive
                         Tinton Falls, New Jersey 07724
                                 (732) 747-6995
         ---------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                   ------------------------------------------

                                    COPY TO:
                              David J. Sorin, Esq.
                             William J. Thomas, Esq.
                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                   ------------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

                   ------------------------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

-----------------------------------------------------------------------------------------------------
                                           CALCULATION OF REGISTRATION FEE
=====================================================================================================
                                                 Proposed           Proposed
                                Amount            Maximum            Maximum            Amount Of
       Title of Shares           To Be         Aggregate Price      Aggregate         Registration
       To Be Registered       Registered        Per Share(1)      Offering Price         Fee(2)
-----------------------------------------------------------------------------------------------------
Common Stock,
  $.01 par value.........      2,975,000           $4.45           $13,238,750          $3,309.69

=====================================================================================================

--------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Such price is based upon the average of the high and low price per share of the Registrant's common stock as reported on the Nasdaq SmallCap Market on November 5, 2001.

(2) The registrant previously paid $3,782.50 of such fee on or about May 22, 2001 which was based on the registration of 17,000,000 shares at a Proposed Maximum Aggregate Price Per Share of $0.89. On July 20, 2001 the registrant effected a one-for-six reverse stock split and, therefore, the original 17,000,000 shares have been reduced to 2,833,333 shares. In addition, the registrant is adding an additional 141,667 shares of Common Stock, on a post reverse stock split basis, to this Amendment No. 2 to the Form S-3 Registration Statement. The total number of shares of Common Stock to be registered hereby is 2,975,000.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2001

PROSPECTUS

                                2,975,000 SHARES

                              STORAGE ENGINE, INC.

                                  COMMON STOCK

     This prospectus relates to the resale, from time to time, of an aggregate of 2,975,000 shares of our common stock by certain shareholders identified below in the section entitled "The Selling Shareholders." The shares of common stock covered by this prospectus may be acquired upon the conversion of 2,231,250 outstanding shares of our 6% Cumulative Convertible Preferred Stock, Series A (the "Preferred Stock"), into shares of our common stock.

     We will not receive any of the proceeds from the sale by the selling shareholders of the shares covered by this prospectus.

     We have not entered into any underwriting arrangements in connection with the sale of the shares. The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     Our common stock is listed on the Nasdaq SmallCap Market under the trading symbol "SENG." On November 5, 2001, the last reported sales price of our common stock on the Nasdaq SmallCap Market was $4.45 per share. You are urged to obtain current market quotations for the common stock.

                              --------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                              --------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                   The date of this prospectus is     , 2001

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                -----------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

     Prospectus Summary...............................................        2

     Risk Factors....................................................         3

     Note Regarding Forward-Looking Statements........................       16

     Use of Proceeds..................................................       16

     Recent Developments..............................................       16

     Selling Shareholders.............................................       18

     Plan of Distribution.............................................       23

     Legal Matters....................................................       25

     Experts..........................................................       25

     Information Incorporated by Reference............................       25

     Where You Can Find More Information..............................       27

     Indemnification of Directors and Officers........................       27

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY "RISK FACTORS" BEGINNING ON PAGE 3.

                                   OUR COMPANY

     We design, manufacture, sell and support fault tolerant enterprise storage solutions that protect and ensure access to an organization's critical data. Our products include high performance, fault tolerant storage subsystems that meet a wide range of customer applications for Open Systems-based networks, such as NT, UNIX and Linux operating systems and our Raven family of integrated solutions with Sun processors and storage. Our fault tolerant enterprise storage solutions address all three storage markets: Direct Attached Storage ("DAS"), in which the storage device is connected directly to a server; Network Attached Storage ("NAS"), in which the storage device is installed on a network; and Storage Area Network ("SAN"), in which the storage device is used in a specialized network. These connectivity options provide our customers the flexibility to choose and deploy a particular storage solution to meet their needs. As data requirements change, customers can migrate their existing storage investments to different connectivity options. We believe our products reduce the total cost of ownership of data storage by allowing end users to use the products across various operating systems.

     A number of products resulted from our product development efforts over the last five years, including our Synchronix and Synchronection product lines. Today, we are a manufacturer of high performance, highly scalable, fault tolerant data storage solutions. Our direct sales force concentrates on sales to commercial end users and Federal government end users. Our direct sales force also works with selected Value Added Resellers and assists them in their sales to commercial end users.

     We have registered trademarks for ECCS(TM), RAID 10 PERFORMANCE MANAGER(TM), INTELLIGENT REBUILD(TM), SPLIT MIRROR(TM), EXAMODULE(TM), SYNCHRONIX(TM), INVERSE MIRRORING(TM), SYNCHRONECTION(TM) and SPLIT VOLUME(TM). We have applied for trademark registration for SYNCHRONISM and EASY BACKUP. All other trade names, trademarks or service marks appearing in this prospectus are the property of their respective owners and are not our property.

     On July 20, 2001, we changed the name of our company from ECCS, Inc. to Storage Engine, Inc.

     In this prospectus, the terms "Storage Engine," "ECCS," "the Company," "we," "us" and "our" includes Storage Engine, Inc. and its subsidiaries.

                                   OUR ADDRESS

     Our principal executive offices are located at One Sheila Drive, Tinton Falls, New Jersey 07724, and our telephone number is (732) 747-6995. We maintain a Web Site at http://www.storageengine.com. The information contained at our Web site is not incorporated into and does not constitute part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in this prospectus.

                                  RISK FACTORS

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL
CONDITION AND OPERATING RESULTS COULD BE SIGNIFICANTLY AND ADVERSELY AFFECTED. IF THAT HAPPENS, THE PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

WE CURRENTLY RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT MAJORITY OF OUR NET SALES AND A DECREASE IN PURCHASES FROM THESE CUSTOMERS COULD MATERIALLY REDUCE OUR REVENUES.

     Our customer base is highly concentrated. Our top 10 customers in 1998, 1999 and 2000 accounted for, in the aggregate, approximately 85.6%, 82.6% and 64.5%, respectively, of net sales in those periods. Sales to the U.S. Air Force, through Federal integrators, accounted for 33.7%, 58.4% and 30.5% of net sales in 1998, 1999 and 2000, respectively. Federal integrators are government contractors who sell directly to U.S. government entities. We believe that a substantial portion of our net sales and gross profits will continue to be derived from sales to a concentrated group of customers. However, the volume of sales to a specific customer is likely to vary from period to period, and a significant customer in one period may not purchase our products in a subsequent period. In general, there are no ongoing written commitments by customers to purchase our products. All our product sales are made on a purchase order basis. Our net sales in any period generally have been and likely will continue to be in the near term, derived from a relatively small number of sales transactions. Therefore, the loss of one or more major customers could materially adversely affect our results of operations.

OUR COMMON STOCK HAS BEEN TRANSFERRED FROM THE NASDAQ NATIONAL MARKET TO THE NASDAQ SMALLCAP MARKET.

     On January 4, 2001, we received notification from Nasdaq that our common stock had failed to maintain a minimum bid price of $1.00 per share for the 30 days prior to the date of notification. We had 90 days from the notice date to regain compliance by having the bid price for our common stock close at $1.00 or greater for a minimum period of 10 consecutive trading days. We did not regain compliance during the 90-day notice period. On April 5, 2001, we received notice from Nasdaq of its decision to delist our common stock, because of our failure to comply with Nasdaq's $1.00 minimum bid price requirement under Nasdaq Marketplace Rule 4450(a)(5). We appealed the delisting decision before the Nasdaq Listing Qualifications Panel and a hearing was held on May 24, 2001. On July 2, 2001, we received notification from Nasdaq of the Listing Qualifications Panel's opinion that we failed to present a definitive plan to achieve compliance with all of the continued listing requirements on the Nasdaq National Market, including long term compliance with the net tangible assets/shareholders' equity standard. The panel determined to transfer our common stock to the Nasdaq SmallCap Market on July 5, 2001. The transfer to the Nasdaq SmallCap Market was made subject to the condition that we demonstrate a closing bid price of $1.00 per share on or before August 2, 2001 and further evidence a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days. We also were required to demonstrate compliance with all other Nasdaq SmallCap Market continued listing requirements. In August 2001, we received notification from Nasdaq that we were in full compliance with all of the conditions associated with our transfer to the Nasdaq SmallCap Market and that our common stock would trade on the Nasdaq SmallCap Market without being subject to any exceptions.

THE LIQUIDITY OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED IF WE ARE DELISTED FROM THE NASDAQ SMALLCAP MARKET.

     In the event that we are delisted from the Nasdaq SmallCap Market, we would attempt to trade on the OTC Bulletin Board. A delisting from the Nasdaq SmallCap Market may have a material adverse effect on our stock price and our ability to raise capital through the issuance of additional equity. A delisting from the Nasdaq SmallCap Market will also make us ineligible to use Form S-3 to register shares of our common stock with the SEC, therefore, making it more expensive to register shares of our common stock. In the event our common stock is delisted from the Nasdaq SmallCap Market, it would become subject to certain securities law restrictions requiring broker/dealers who recommend low-priced securities to persons (with certain exceptions) to satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The securities laws also require additional disclosure in connection with any trades involving low-priced stocks (subject to certain exceptions), including the delivery, prior to any transaction, of a disclosure schedule explaining the market for such stocks and the associated risks. These requirements could severely limit the market liquidity of our securities and your ability to sell the securities in the secondary market.

THE FEDERAL GOVERNMENT'S INVESTIGATION INTO FEDERAL GOVERNMENT PURCHASING COULD AFFECT OUR SALES TO THE U.S. AIR FORCE.

     In late January 2000, we received a subpoena from the United States Attorney's Office in Boston, Massachusetts for the production of documents in connection with an investigation into Federal government purchasing. We have been and intend to continue cooperating with the investigation and are complying fully, and intend to continue to comply fully, with the subpoena. We sell computer products to companies that are used by the Federal government to supply computer products to the U.S. Air Force. In addition, subpoenas were received by several of our employees, some of whom testified before a grand jury. It appears that one avenue of inquiry involves the relationships and transactions of various suppliers, manufacturers (including us), and other companies, with companies that provide product and product-related services to the U.S. Air Force. We understand that the government's inquiry includes a review of the conduct of such companies and their officers and employees. We believe that we have not violated any federal laws in connection with our sale of computer products ultimately received by the U.S. Air Force.

     In October 2000, one of the integrators to which we sell our products, KKP Corp., and its president pled guilty to federal charges of mail fraud and conspiracy to defraud the United States in connection with the sale of computer products and related services to the U.S. Air Force. We are referred to in the court papers (known as the "Information") in such case. The Information states that the defendants periodically issued invoices to us for fictitious services to the U.S. Air

Force that were never provided and passed such payments along to co-conspirators. The Information also states that one of the co-conspirators caused us "to pay a kickback of $500 for each unit sold to the U.S. Air Force, with the proceeds going to the benefit of Co-conspirators." We are not identified as a co-conspirator in the Information. We believe that we had a reasonable basis to believe these services to the U.S. Air Force were performed; that all payments made by us to KKP Corp. were properly authorized; and that we have not violated any federal laws in connection with our sale of computer products to KKP Corp. which were ultimately received by the U.S. Air Force.

     In October 2000, two employees of a company which assisted the U.S. Air Force in procuring computer-related products and other related parties were indicted on multiple federal charges, including wire fraud, conspiracy to defraud the United States and money laundering in connection with the sale of computer products and related services from several vendors, including us, to the U.S. Air Force. The defendants in the Indictment appear to be the co-conspirators referred to in the Information. We are referred to in the Indictment in terms similar to the Information. We believe that we had a reasonable basis to believe the services to the U.S. Air Force billed by some of the defendants in the Indictment were performed; that all payments made by us to any of the defendants in the Indictment were properly authorized; and that we have not violated any federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force.

     In December 2000, the United States Attorney's Office in Boston, Massachusetts advised us through our attorneys that, while the investigation is still ongoing, it had no present intentions of filing charges against us or any of our employees. We continue to believe that we have not violated any federal laws in connection with our sale of computer products which were ultimately received by the U.S. Air Force. We continue to work closely with, sell to, and seek solutions for, our customer, the U.S. Air Force through integrators. We cannot be certain that our sales and operating results will not be adversely affected by the investigation discussed above.

YOU MAY EXPERIENCE DILUTION AS A RESULT OF THE CONVERSION OF OUR SERIES A PREFERRED STOCK INTO SHARES OF OUR COMMON STOCK.

     We have 2,231,250 shares of Series A Preferred Stock issued and outstanding. Each share of Series A Preferred Stock was initially convertible, at the option of its holder, into eight shares of our common stock. As a result of our one-for-six reverse stock split, effective on July 20, 2001, each share of Series A Preferred Stock is currently convertible into one and one-third (1 1/3) shares of our common stock. Such common stock is included herein as described below in the section entitled "The Selling Shareholders." Assuming full conversion of the 2,231,250 shares of Series A Preferred Stock, our shares of outstanding common stock would be increased by 2,975,000 shares.

     The potential dilutive effect of the Series A Preferred Stock may have an adverse effect on our stock price and our ability to raise capital through the issuance of additional equity. The perceived risk of dilution or any actual dilution occasioned by the conversion of our Series A Preferred Stock may cause our shareholders to sell their shares of common stock, which would contribute to a downward movement in stock prices of our common stock. In addition, a significant downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which would further contribute to the downward pressures on our common stock.

POSSIBLE REDEMPTION OF SERIES A PREFERRED STOCK MAY AFFECT OUR LIQUIDITY.

     Our Series A Preferred Stock will mature on the date that is four years after issuance (the "Maturity Date"). On the Maturity Date, to the extent we have funds legally available for payment, we are required to redeem all shares of Series A Preferred Stock at a redemption price equal to $2.00 per share in cash together with any accumulated and unpaid dividends thereon. The Series A Preferred Stock may be redeemed at our option after the first anniversary of the date of issuance of the shares of Series A Preferred Stock at a redemption price equal to $2.00 per share in cash together with any accumulated and unpaid dividends, if the current market price per common share is $1.25 or greater for any 20 consecutive trading day period, and the daily price on the last trading day of such 20 trading day period is $1.25 or greater. The Series A Preferred Stock may be redeemed at the option of each holder of Series A Preferred Stock at a redemption price equal to $2.00 per share in cash together with any accumulated and unpaid dividends, if we enter into a transaction involving a merger, consolidation or sale or transfer of all of or substantially all of our assets that results in the holders of our common stock receiving a value of less than $1.25 per share of common stock. Such holders of Series A Preferred Stock must exercise their option to redeem the shares of Series A Preferred Stock within 90 days after the closing of any such transaction. A mandatory or optional redemption of our Series A Preferred Stock may require a significant outflow of cash and may adversely affect our liquidity and operations.

HOLDERS OF SERIES A PREFERRED STOCK HAVE SUPERIOR LIQUIDATION RIGHTS.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company may be made or set apart for the holders of our common stock, the holders of Series A Preferred Stock are entitled to receive $2.00 per share of Series A Preferred Stock plus any accumulated and unpaid dividends. In addition, we have 768,750 shares of undesignated preferred stock that, subject to certain rights held by our Series A Preferred stockholders, our board of directors may issue with liquidation rights that are superior to our common stock.

OUR SHAREHOLDERS MAY EXPERIENCE SUBSTANTIAL DILUTION AS A RESULT OF THE TERMS OF OUR SERIES A PREFERRED STOCK.

     We issued 2,125,000 shares of our Series A Preferred Stock in a private placement completed on April 19, 2001. In accordance with the terms and conditions of the private placement, there are several events which could substantially increase the number of shares of our common stock which we must issue upon conversion of the Series A Preferred Stock. As discussed below, one such event has occurred. The terms and conditions of the private placement required us to pay liquidated damages to the Series A Preferred shareholders if we did not have a shelf registration statement covering the shares of our common stock underlying the Series A preferred Stock declared effective by the SEC within 180 days following each of three closing dates in our private placement. At our option, the liquidated damages could be paid in the form of cash or additional shares of our Series A Preferred Stock. We filed a registration statement on Form S-3 covering the shares on May 22, 2001 and we filed an amendment No 1. to the registration statement on Form S-3 on July 18, 2001. However, this registration statement was not declared effective by the SEC within the allowable timeframes. Therefore, on October 16, 2001, we issued an aggregate of 106,250 additional shares of our Series A Preferred Stock to the Series A Preferred Stock shareholders as liquidated damages. Including the additional shares issued on October 16, 2001, we have a total of 2,231,250 shares of our Series A Preferred Stock issued and outstanding that are currently convertible into 2,975,000 shares of our common stock. Other events that may substantially increase the number of shares of our common stock which we must issue upon conversion of the Series A Preferred Stock include:

     o if we issue or sell our common stock, other than certain excluded stock such as stock under our option plans, for a price per share that is less than the Current Market Price per share of our common stock. The Current Market Price per share of our common stock is determined by the average of the daily prices per share of our common stock for the 20 consecutive trading days immediately prior to such date; and

     o if after having a shelf registration statement covering the shares of our common stock underlying our Series A Preferred Stock declared effective by the SEC, we fail to keep it current for a period of two years or such time as the common stock issuable upon conversion of the Series A Preferred Stock would no longer constitute restricted securities for the purposes of Rule 144(k) under the Securities Act of 1933, as amended.

     If these events were to occur, we would not receive any additional payment from the holders of the Series A Preferred Stock for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

HOLDERS OF SERIES A PREFERRED STOCK VOTING AS A CLASS MAY HINDER PLANS THAT ARE BENEFICIAL TO COMMON STOCKHOLDERS.

     Holders of Series A Preferred Stock are entitled to vote on all matters that the holders of the Company's common stock are entitled to vote upon, on an as-converted to common stock basis. In addition, the vote of 66 2/3% of the holders of Series A Preferred Stock is required in order for the Company to: (i) amend, alter or repeal the Certificate of Incorporation or By-laws of the Company (other than an amendment which changes the dividend payable on or the liquidation preference of the Series A Preferred Stock, for which the vote of 80% of the holders of Series A Preferred Stock is required); (ii) create a class of stock ranking senior or equal to the Series A Preferred Stock; (iii) increase the number of shares of any class or classes of stock ranking senior or equal to the Series A Preferred Stock (other than for Series A Preferred Stock that is to be issued within 90 days of the initial closing, for which class approval of the Series A shareholders is not required); (iv) redeem or acquire shares of its capital stock or issue any capital stock or securities exchangeable into capital stock (with certain exceptions); (v) cancel any material indebtedness or waive any claim or rights of substantial value; (vi) permit or allow any liens, encumbrances or other restrictions with respect to its assets, except in the ordinary course of business; and (vi) sell or transfer all or substantially all of its assets or merge or consolidate with another corporation, or undertake any reclassification or recapitalization with respect to its capital stock. Holders of Series A Preferred Stock voting as a class may deny the actions referenced above, even though such actions may be beneficial to the common stockholders or the Company.

HOLDERS OF OUR SERIES A PREFERRED STOCK MAY HAVE A RIGHT OF FIRST REFUSAL ON FUTURE ISSUANCE OF OUR COMMON STOCK.

     We granted to each holder of Series A Preferred Stock the right of first offer, under certain conditions, to purchase a pro rata share of new securities which we may, from time to time, propose to sell and issue. Each holder of Series A Preferred Stock has such a right of first offer only if the percentage of outstanding common stock owned by such holder, assuming the conversion of the holder's Series A Preferred Stock, would be diluted by 10% or more in the aggregate by such sale, or series of sales over any 48 month period. The right of first offer may hinder a change in control of the Company, even if such change in control would be beneficial to the shareholders.

WE HAVE EXPERIENCED SUBSTANTIAL VARIABILITY OF OUR QUARTERLY OPERATING RESULTS, WHICH WE EXPECT WILL CONTINUE, AND WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly operating results have fluctuated, and will continue to fluctuate, significantly from period to period depending upon factors such as the success of our efforts to expand our customer base, changes in and the timing of expenditures relating to the continued development of products, changes in pricing policies by us and by our competitors and certain other factors. As a result, it is possible that in some future quarters our operating results may be below the expectations of investors and securities analysts. If this happens, the trading price of our common stock could decline. Due to the relatively fixed nature of certain of our costs, a decline in net sales in any fiscal quarter typically results in lower profitability in that quarter. Quarterly fluctuations in sales to the U.S. Air Force are the result of several factors over which we have no control, including funding appropriations and departmental approvals. Although we do not anticipate that the U.S. Air Force will continue to purchase from us at historical levels, either in absolute dollars or as a percentage of net sales, we believe that sales to the U.S. Air Force will continue to comprise a significant portion of our net sales. In addition, our direct sales cycle (including sales to Federal end users) is less predictable than our indirect sales through our alternate channel partners.

     Net sales for the six months ended June 30, 2001 was approximately $6.8 million, with a net loss of approximately $661,000. In connection with a private placement of our convertible preferred stock, we recognized a beneficial conversion feature and accretion fee in the amount of $4.3 million as a one-time non-cash preferred stock dividend in the first six months of 2001. The amount predominantly represented the difference between the conversion price of $.25 per share on the date of issuance of the convertible preferred stock and the market price of our common stock at that date.

     Because we generally ship products within thirty days of receiving an order, we do not customarily have a significant backlog. Based on the timing of such product shipments, we do not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. None of our customers have minimum purchase requirements.

WE MAY NOT BE ABLE TO KEEP PACE WITH ANTICIPATED RAPID TECHNOLOGICAL CHANGE.

     The  market  for  our  fault  tolerant   enterprise  storage  solutions  is
characterized by:

     o    rapid technological change;

     o    evolving industry standards;

     o    changing customer preferences; and

     o    new product and service introductions.

     Both the needs of potential customers and the technologies available for meeting those needs can change significantly within a short period of time. Our future success will depend on our ability to develop solutions that keep pace with changes in the markets in which we compete. Any failure on our part to respond quickly, cost-effectively and sufficiently to these changes could render our existing products, services or technologies non-competitive or obsolete. Even if we develop new products, services or technologies, we may not be successful in the marketplace.

     Demand for our fault tolerant enterprise storage solutions depends principally upon the demand for Open Systems-based networks, such as NT, UNIX and Linux operating systems. Although we expect the industry to continue to expand, our business may be adversely affected by a decline in the sales growth of Open Systems-based networks targeted by us.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE.

     We are engaged in fields within the data processing industry that are characterized by a high level of competition. Competitive factors include:

     o    relative price/performance;

     o    product features, quality and reliability;

     o    speed to market;

     o    adherence to industry standards;

     o    financial strength; and

     o    service, support and reputation.

     Many of our competitors have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than our own. We cannot be certain that we will be able to continue to compete successfully with existing or new competitors. Recent acquisitions of several of our competitors by large companies, mergers of smaller market participants and other market activities have increased the competition in our marketplace.

     In addition, we compete with a broad range of businesses with varying degrees of experience, resources and development, including established computer manufacturers, systems integrators and manufacturers of enterprise storage products and networking products. We compete with different companies depending on the specific application or market. With respect to DAS products, EMC Corp., along with large server vendors such as Compaq and Sun Microsystems, are significant competitors. In the NAS market, our primary competitor is Network Appliance Inc. As we introduce our fault tolerant SAN products, we expect to compete with a number of existing and new competitors introducing products in this emerging market.

     Competitive pricing pressures exist in the data storage market and may in the future have an adverse effect on our revenues and earnings. Certain competitors have reduced prices in order to preserve or gain market share. If our competitors continue to make price cuts, our financial results may be adversely affected. We believe that pricing pressures are likely to continue.

WE HAVE BEEN OPERATING AS A PROPRIETARY SELLER SINCE 1996 AND HAVE A HISTORY OF LOSSES.

     From our inception until 1994, our principal business was the sale of NCR products to AT&T business units as a value added reseller. During 1994, as a result of AT&T's acquisition of NCR, AT&T discontinued purchasing our products. We then undertook a product development initiative to reposition ourselves as a provider of fault tolerant enterprise storage solutions. During 1996, we completed our repositioning and began selling our fault tolerant enterprise storage solutions. Accordingly, we have a limited operating history within our current line of business as compared to many of our competitors.

     We incurred net losses of approximately $769,000, $2,657,000 and $12,855,000 in fiscal 1996, 1998 and 2000, respectively. Although we had net income of approximately $1,102,000 in 1997 and $1,952,000 in 1999, we cannot be certain that we will be able to maintain profitable levels of operations in the future.

THERE MAY BE A LACK OF MARKET ACCEPTANCE FOR OUR NEW PRODUCTS.

     We believe that our success depends, in part, on our ability to:

     o    enhance existing products;

     o    develop new products that maintain technological leadership;

     o    meet a wide range of changing customer needs; and

     o    achieve market acceptance.

     Our business will be adversely affected if we fail to maintain, train and hire as needed our direct sales force, introduce new products in a timely or cost-effective manner, increase the functionality of our existing products to meet customers' needs or remain price competitive. We cannot be certain that we will be successful in our product development efforts or, even if successful, whether our products will achieve market acceptance.

WE MAY NOT BE ABLE TO EXPAND OUR SALES AND DISTRIBUTION CHANNELS.

     During 1998, we shifted our sales and marketing focus to the development of our direct sales channel from our previous use of alternate channel partners. During the prior three years, we had focused our sales and marketing efforts through our primary alternate channel partners, Unisys and Tandem. As a result of industry consolidation and competitive factors, sales to Unisys and Tandem declined significantly in 1999 and 2000. Our direct sales force concentrates on sales to commercial end users, the U.S. Air Force and other Federal government end users. Our direct sales force also recruits selected value added resellers and assists them in their sales to commercial end users. Whether we can successfully sell our products and enter new markets will depend on our ability to:

     o    hire and maintain an adequate direct sales personnel;

     o develop and enhance relationships with new and existing customers and resellers; and

     o develop software-based products attractive to large data users and alternate channel partners.

     We cannot be certain that new relationships with alternate channel partners will be established. Furthermore, we cannot be certain that our alternate channel partners will not develop or market products in the future that compete with our products.

WE DEPEND ON OUTSIDE MANUFACTURERS AND VENDORS TO SUPPLY SOME OF OUR PRODUCTS AND PRODUCT COMPONENTS.

     We rely on outside manufacturers to produce some of our products. We also rely on outside suppliers to supply subassemblies, component parts and computer systems for resale. Our in-house manufacturing consists primarily of light assembly, systems integration, testing, and quality assurance.

     Unisys, formerly our primary outside manufacturer for our Synchronix system, closed its Winnipeg computer storage systems manufacturing plant in July 1999 and terminated its manufacturing service agreement with us. We manufactured such systems in-house from August to December 1999. In September 1999, we entered into a Master Sale Agreement with Hitachi Computer Products (America), Inc. Pursuant to such agreement, Hitachi began manufacturing certain of our products in January 2000 for use in our fault tolerant enterprise storage solutions. The agreement does not contain specific quantity commitments and purchases are made on a purchase order basis. The agreement does not include any long-term commitment by either party. Hitachi is refusing to deliver certain goods which we have paid for in full. On October 10, 2001, we filed suit against Hitachi seeking specific performance on the delivery of such goods. As of this date, Hitachi has not yet filed an answer to our complaint or an opposing brief to the order to show cause. However, we anticipate that Hitachi will file a counter claim with respect to demands made prior to this lawsuit for the payment of an outstanding invoice for component parts allegedly ordered by us. We deny having ordered such component parts. We anticipate manufacturing the Synchronix product previously manufactured by Hitachi internally in our New Jersey facility.

     Certain components used in our products are available only from a limited number of sources. Any delays in obtaining such components could adversely affect our results of operations. We cannot be certain that material problems will not arise in the future with our outside manufacturers or vendors that could significantly impede or interrupt our business. We cannot be certain that our relationships with our outside manufacturers and suppliers will continue or that we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products to our customers if our
relationships   with  our  existing  outside   manufacturers  or  suppliers  are
terminated.

     We rely on certain distributors to supply us with component products from Sun Microsystems and Seagate Technologies. Although we believe alternative distributors of these products are available, we cannot be certain that we can obtain them on a timely and cost-effective basis.

     If these third party manufacturers and vendors become unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

WE MUST ATTRACT AND RETAIN KEY MANAGEMENT, MARKETING, SALES AND TECHNICAL PERSONNEL, AND COMPETITION FOR SUCH PERSONNEL IN OUR INDUSTRY IS HIGH.

     Our future depends, in large part, upon the continued service of the key members of our management team, as well as marketing, sales and technical personnel. During fiscal 2000, our executive officers agreed to salary reductions, and those reductions continue in fiscal 2001. None of our executive officers have entered into an employment agreement. Equally important is our ability to attract and retain new management and other personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting and retaining new personnel in the future. The loss of any one or more of our key personnel or the failure to attract and retain key personnel could have a material adverse effect on our business.

OUR REDUCED WORKFORCE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

     In January 2001, we reduced our workforce by up to 40% across most departments. We believe that we have retained the personnel that are key to achieving our goals and implementing our strategies. However, we cannot be certain that the reduced workforce will be able to implement our current business plan. The further loss of any of our key personnel could have a material adverse effect on our ability to achieve our goals.

WE HAVE ONLY LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS.

     Our future success depends in part upon our intellectual property, including patents, trade secrets, know-how and continuing technological innovation. We cannot be certain that the steps taken by us to protect our intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. We have filed numerous patent applications covering various aspects of our Synchronix product family and intend to file additional applications for products under development. However, we cannot be certain that patents will issue from any application filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to prohibit others from marketing similar products. In addition, we cannot be certain that any patents issued to us will not be challenged, invalidated or circumvented, or that issued patents will provide us with a competitive advantage. Although we believe that our products and technology do not infringe upon proprietary rights of others, we cannot be certain that third parties will not assert infringement claims in the future or that such claims will not be successful. Although we continue to implement protective measures and intend to defend our proprietary rights, policing unauthorized use of our technology or products is difficult and we cannot be certain that these measures will be successful.

WE MAY NOT BE ABLE TO COMPLY WITH INDUSTRY STANDARDS.

     We design our products to comply with standards adopted by our industry, the Storage Network Industry Association (SNIA) and the Fibre Channel Alliance
(FCA). We work closely with SNIA and FCA to ensure that our products are compatible with industry standards. We cannot be certain that standards from other standards-setting bodies will not become industry-accepted standards. A shift in industry standards could have a material adverse effect on our operations.

     In February 1999, we received ISO 9001 certification. This certification reflects uniform, industry-wide standards of quality control for manufacturing data-storage products. There can be no assurance that we will continue to meet the industry-accepted standards necessary to maintain ISO 9001 certification. A loss of ISO certification may adversely impact net sales to customers that require or prefer ISO certification.

POTENTIAL VOLATILITY OF OUR STOCK PRICE.

     The market price of the shares of our common stock has been, and in the future may be, highly volatile. Some factors that may affect the market price include:

     o    actual or anticipated quarterly fluctuations in our operating results;

     o    changes  in   recommendations  or  earnings  estimates  by  securities
          analysts;

     o announcements of technological innovations or new commercial products or services by us or our competitors; and

     o    general market or economic conditions.

     This risk may be heightened because our industry is characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors. In addition, equity securities of many technology companies have experienced significant price and volume fluctuations. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation, regardless of the outcome, could result in substantial cost and a diversion of management's attention and resources.

OUR SHAREHOLDERS MAY EXPERIENCE SUBSTANTIAL DILUTION AS A RESULT OF OUTSTANDING OPTIONS TO PURCHASE OUR COMMON STOCK.

     As of December 31, 2000, we had 2,886,209 options to purchase shares of our common stock outstanding. We also had 298,848 common stock purchase warrants outstanding as of December 31, 2000. The exercise of such options and warrants could have an adverse affect on our stock price.

OUR FAILURE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     We may acquire complementary product lines, technologies and businesses as part or our growth strategy. Although we may make such acquisitions, we may not be able to successfully integrate them with our business in a timely manner. Our failure to successfully address the risks associated with such acquisitions, if consummated, could have a material adverse effect on our business and our ability to develop and market products. The success of any acquisition will depend on our ability to:

     o    successfully integrate and manage the acquired operations;

     o    retain the key employees of the acquisition targets;

     o develop, integrate and market products and product enhancements based on the acquired products and technologies; and

     o control costs and expenses, as well as demands on our management, associated with the potential acquisitions.

     If we are not able to successfully integrate acquired products lines, technologies or businesses with our business, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, our failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with key clients and employees. To finance future acquisitions, we may issue equity securities that could be dilutive to our shareholders. We may also incur debt and additional amortization expenses related to goodwill and other intangible assets as a result of future acquisitions. The interest expense related to this debt and additional amortization expense may significantly reduce our profitability and could have a material adverse effect on our business, financial condition and operating results.

     WE HAVE CERTAIN ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION.

     Our certificate of incorporation and New Jersey law contain provisions that could make it more difficult for a third party to acquire control of our company, even if such change of control would be beneficial to our shareholders. For example, our certificate of incorporation authorizes 3,000,000 shares of preferred stock, of which 2,231,250 shares are designated as Series A Preferred and 768,750 shares remain undesignated. Subject to certain rights held by our Series A

Preferred stockholders, our board of directors may issue the undesignated preferred shares on such terms and with such rights, preferences and designations as our board may determine without further action by our shareholders. In addition, certain "anti-takeover" provisions of the New Jersey Business Corporation Act restrict the ability of certain shareholders to affect a merger or business combination or obtain control of us. These provisions could discourage bids for shares of our common stock at a premium as well as create a depressive effect on the market price of the shares of our common stock.

WE DO NOT EXPECT TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

     We have never paid, and do not anticipate paying, any cash dividends on our common stock for the foreseeable future. Our factoring facility with Bank of America restricts our ability to pay certain dividends without its prior written consent. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. In addition, the holders of the outstanding shares of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, quarter-annual dividends. Each quarter-annual dividend is computed by dividing the annual dividend rate of $0.12 per share by four and is payable in cash or, at the option of the Company, in shares of Series A Preferred Stock. Series A Preferred Stock dividends are cumulative, whether or not declared, and are compounded at an annual rate of 6% on the unpaid cumulative balance. No dividends may be paid or declared upon junior securities, including common stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock are paid or have been set apart. Dividends may be declared on parity securities, only if dividends are also declared on the Series A Preferred Stock ratably in proportion to accumulated and unpaid dividends.

BECAUSE OUR EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN APPROXIMATELY 39.1% OF OUR CAPITAL STOCK, THEY COULD CONTROL OUR ACTIONS IN A MANNER THAT CONFLICTS WITH OUR INTERESTS AND THE INTERESTS OF OUR OTHER STOCKHOLDERS.

     Currently, our executive officers, directors and affiliated entities together beneficially own approximately 39.1% of the outstanding shares of our common stock or equity securities convertible into common stock. As a result, these stockholders, acting together, or in the case of our preferred stockholders, in certain instances, as a class, will be able to exercise control over corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may have the effect of delaying or preventing a change in control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain "forward-looking statements" concerning our operations, performance and financial condition, including our future economic performance, plans and objectives and the likelihood of success in developing and expanding our business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify such forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth in "Risk Factors."

     Readers are cautioned not to place undue reliance on these forward-looking statements which reflect our views only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

     All net proceeds from the sale of the shares covered by this prospectus will go to the selling shareholders who offer and sell them. We will not receive any proceeds from the sale of the shares by the selling shareholders.

                               RECENT DEVELOPMENTS

     Net sales decreased by approximately $1,857,000 in the first half of 2001 as compared to the first half of 2000. We had a net loss per common share of $2.56 in the first half of 2001 as compared to a net loss per common share of $1.76 in the first half of 2000. The net loss in 2001 included a non-cash preferred stock dividend of approximately $4,281,000. At June 30, 2001, we had an accumulated deficit of approximately $26,511,000.

     For the third quarter of 2001, we had net sales of approximately $1,200,000 and a net loss of approximately $1,400,000.

     In May 2001, we announced an agreement with FalconStor Software, Inc., a network storage infrastructure software company, under which we will offer a custom version of FalconStor's storage networking software product, IPStor, with a new Storage Engine product family. The agreement also establishes Storage Engine as an authorized reseller of the standard IPStor product line.

     Since we introduced the Synchronix 3000 data storage engine in September 2000, it has been well received. The Synchronix 3000 delivers superior performance and full-fibre connectivity. We announced on January 24, 2001 that the Synchronix 3000 was available with the Seagate Cheetah X15 disk drives, increasing speeds and cutting processing time. On February 21, 2001, our Synchronix 3000 storage system achieved Microsoft's certification of its compliance with Microsoft's Windows NT 4.0 and Windows 2000.

     The Synchronix 3000 continues to perform well against our competitors, and we anticipate seeing a growing interest in this product. New orders for our fibre based Synchronix 3000 storage system have been received and we are anticipating future orders in order to meet our plans for 2001.

     We continue to work closely with and have received several large orders from the Federal Government, specifically for the U.S. Air Force and the U.S. Army.

     In June 2001, we announced a reseller agreement with Lockheed Martin Systems Integration - Owego. Under the agreement, Lockheed Martin is adding Storage Engine storage solutions to its GAS contract for Federal procurements.
As a result, Lockheed Martin will be offering Storage Engine data storage products to its public sector clients.

     For the balance of 2001, our business plan calls for hiring additional sales personnel, directing the focus of sales towards the commercial as well as the Federal marketplace, and the introduction of several new products. We plan to renew our focus on our traditional core products and increase our focus on our target markets, including the vertical market segments of imaging, e-commerce and high transaction oriented storage needs. The need for storage continues to grow and users continue to need tools and experience to help them meet their objectives. We plan on fulfilling our customers' storage needs, and enable them to attain their goals cost effectively.

     Our common stock has been transferred from the Nasdaq National Market to the Nasdaq SmallCap Market effective July 5, 2001. See "Risk Factors - Our common stock has been transferred from the Nasdaq National Market to the Nasdaq SmallCap Market."

     On July 20, 2001 we changed our name from ECCS, Inc. to Storage Engine, Inc. and with the opening of the market on July 23, 2001, we began trading on the Nasdaq SmallCap Market under the symbol "SENG."

     Pursuant to our one-for-six reverse stock split, our common stock shareholders of record as of the close of trading on July 20, 2001, received one share of our common stock for each six shares of our common stock held on that date. The next higher number of whole shares were issued in lieu of fractional shares.

     The following table represents proforma earnings per share data for the past five years, which take into account the 1 to 6 reverse stock split which occurred on July 20, 2001.

STORAGE ENGINE, INC.
SELECTED FINANCIAL DATA
                                                     1996        1997       1998        1999        2000
                                                  ----------------------------------------------------------
(Loss) income before extraordinary item.........     (769)       1,222      (2,657)     1,952       (12,855)
Extraordinary item..............................       --         120           --         --            --
                                                   ---------------------------------------------------------

Net (loss) income...............................     (769)       1,102      (2,657)     1,952       (12,855)

Net (loss)income applicable to common shares....   (1,017)         910      (2,657)     1,952       (12,855)

Proforma data:(a)
   Net (loss) income per share before
   extraordinary  item-- basic..................    (1.40)        0.92       (1.45)      1.06         (6.71)
   Net (loss) income per share-basic............    (1.40)        0.81       (1.45)      1.06         (6.71)

   Net (loss) income per share before
   extraordinary item-- diluted.................    (1.40)        0.74       (1.45)      0.98         (6.71)
   Net (loss) income per share--diluted.........    (1.40)        0.67       (1.45)      0.98         (6.71)

   Weighted average common shares
   outstanding--basic...........................      724        1,117       1,828      1,849         1,915
   Weighted average common shares
   outstanding--diluted.........................      724        1,673       1,828      1,996         1,915

(a)Takes into effect 1 for 6 reverse stock split in July 2001


                              SELLING SHAREHOLDERS

     On April 19, 2001 we completed a private placement offering of our 6% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") to certain accredited investors. We issued 2,125,000 shares of our Series A Preferred Stock and we received gross cash proceeds of $4,000,000 in connection with the private placement. The terms and conditions of the private placement provided for a cash payment or the issuance of additional shares of our Series A Preferred Stock if a shelf registration statement covering the shares of common stock underlying the Series A Preferred Stock issued in the private placement was not declared effective by the SEC within 180 days following each of three closing dates in our private placement. Since a shelf registration statement covering such shares was not declared effective by the SEC within the allowable timeframes, we issued an aggregate of 106,250 additional shares of our Series A Preferred Stock to our Series A Preferred Stock shareholders on October 16, 2001. For accounting purposes, we recognized 77,031 shares of the additional Series A Preferred Stock in September 2001, in connection with a March 2001 closing of our private placement, and we recognized 29,219 shares of additional Series A Preferred Stock in October 2001, in connection with closings of our private placement taking place in April 2001. Each share of Series A Preferred Stock was initially convertible, at the option of its holder, into eight shares of our common stock. As a result of our one-for-six reverse stock split, effective on July 20, 2001, each share of our Series A Preferred Stock is currently convertible into one and one-third (1 1/3) shares of our common stock. Under the terms of the private placement, all shares of our common stock to be issued upon conversion of the 2,231,250 shares of our Series A Preferred Stock issued to the selling shareholders, are to be registered by the Securities and Exchange Commission and are covered by this prospectus.

     The information concerning the selling shareholders may change from time to time. If required, such changes will be set forth in prospectus supplements. The per share conversion price and, therefore, the number of shares of common stock issuable upon conversion of the Series A Preferred Stock, are subject to adjustment under certain circumstances. Pursuant to paragraph 8(f) of our certificate of amendment to our certificate of incorporation, the conversion price is adjusted for stock splits, reclassification of our common stock, mergers of the Company, dividends payable in our common stock and sales of our common stock or convertible securities at a price per share less then the average of the closing prices of our common stock for the 20 consecutive trading days prior to such sale. Accordingly, the number of shares of common stock issuable upon conversion of Series A Preferred Stock may increase or decrease. Because the selling shareholders may offer all or some portion of the shares pursuant to this prospectus, and because there are currently not agreements, arrangements or understandings with respect to the sale of the shares, no estimate can be given as to the amount of shares that will be held by the selling shareholders upon termination of this offering.

     The following table sets forth, as of October 16, 2001, certain information with respect to the selling shareholders. We cannot assure that any of the selling shareholders will offer for sale or sell any or all of the shares offered by them pursuant to this prospectus.

-----------------------------------------------------------------------------------------------------------------------
                                                                            Number of
                                             Beneficial Ownership of         Shares               Beneficial
                Name of                    Selling Shareholders Prior        Offered          Ownership of Shares
         Selling Shareholders                      to Offering(1)          Hereby(2)(3)       After Offering(1)(2)
-----------------------------------------------------------------------------------------------------------------------
                                             Number         Percent(%)                        Number        Percent(%)
-----------------------------------------------------------------------------------------------------------------------
T. Unterberg & R. Matluck TTEES C.E.
Unterberg, Towbin 401K Profit Sharing
Plan dtd 10/26/90 FBO: Andrew Arno            70,000(4)        3.6           70,000             --             *
-----------------------------------------------------------------------------------------------------------------------
Andrew Arno ACF Matthew Arno U/NY/UGMA        17,500(5)          *           17,500             --             *
-----------------------------------------------------------------------------------------------------------------------
Andrew Arno ACF Jesse Benjamin Arno
U/NY/UGMA                                     17,500(5)          *           17,500             --             *
-----------------------------------------------------------------------------------------------------------------------
T. Unterberg & R. Matluck TTEES C.E.
Unterberg, Towbin 401K Profit Sharing
Plan dtd 10/26/90 FBO: Mel S. Lavitt           7,000(4)          *            7,000             --             *
-----------------------------------------------------------------------------------------------------------------------
Wendy Lavitt                                  52,500           2.7           52,500             --             *
-----------------------------------------------------------------------------------------------------------------------
Meredith Lavitt                               14,000             *           14,000             --             *
-----------------------------------------------------------------------------------------------------------------------
Kathy A. Lavitt & Kerry Leeds Griffith        14,000             *           14,000             --             *
-----------------------------------------------------------------------------------------------------------------------
Park City Investments                         52,500(6)        2.7           52,500             --             *
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                            Number of
                                             Beneficial Ownership of         Shares               Beneficial
                Name of                    Selling Shareholders Prior        Offered          Ownership of Shares
         Selling Shareholders                      to Offering(1)          Hereby(2)(3)       After Offering(1)(2)
-----------------------------------------------------------------------------------------------------------------------
                                             Number         Percent(%)                        Number        Percent(%)
-----------------------------------------------------------------------------------------------------------------------
Emily Satloff                                 35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Thomas I. Unterberg, TTEE of the Ellen
Celli Family Trust U/A/D 3/25/93              17,500(7)          *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Thomas I. Unterberg, TTEE of the Emily
Satloff Family Trust U/A/D 3/25/93            17,500(7)          *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Thomas I. Unterberg                          929,167(8)       33.3          175,000           89,167           4.6
-----------------------------------------------------------------------------------------------------------------------
Marjorie & Clarence E. Unterberg
Foundation, Inc.                             175,000(7)        9.0          175,000             --              *
-----------------------------------------------------------------------------------------------------------------------
C.E. Unterberg, Towbin Capital
Partners I, LP                               175,000(9)        9.0          175,000             --              *
-----------------------------------------------------------------------------------------------------------------------
T. Unterberg & R. Matluck TTEES C.E.
Unterberg, Towbin 401K Profit Sharing
Plan dtd 10/26/90 FBO: Robert M.
Matluck                                       17,500(4)          *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Jeffery C. Moskowitz                          52,500(10)       2.7           52,500             --              *
-----------------------------------------------------------------------------------------------------------------------
C.E. Unterberg, Towbin, LLC                   70,000(11)       3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
C.E. Unterberg, Towbin, a California
Limited Partnership                          245,000(12)      12.6          245,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Mary DeBare                                   35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Charles DeBare                                35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
First Clearing Corporation as
Custodian FBO: Gordon Devorkin                17,500(13)         *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
First Clearing Corporation as
Custodian FBO: Daryl Devorkin                 17,500(14)         *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
David Devorkin                                17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
S. Marcus Finkle                              35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Zohar Gilon & Yael Gilon JTWROS               35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Hull Overseas Limited                         35,000(15)       1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
John Rosenthal                                70,000(16)       3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Harvey Gelfenbein                             17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Nicole Lawi                                   17,500(17)         *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Neil Lawi                                     17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
J. Bruce Llewellyn                            70,000           3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
David Marrus                                  70,000           3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
First Clearing Corporation as
custodian FBO: Arthur H. Morrison             17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Burton Rubin                                  17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Ronald Greenberg                              17,500             *           17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Scott Sampson                                 35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                            Number of
                                             Beneficial Ownership of         Shares               Beneficial
                Name of                    Selling Shareholders Prior        Offered          Ownership of Shares
         Selling Shareholders                      to Offering(1)          Hereby(2)(3)       After Offering(1)(2)
-----------------------------------------------------------------------------------------------------------------------
                                             Number         Percent(%)                        Number        Percent(%)
-----------------------------------------------------------------------------------------------------------------------
Tucker Anthony Inc., custodian FBO:
Charles Schaller                              35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
William Shiebler                              35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Kenneth Sheinberg                             52,500(18)       2.7           52,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Ronald Shiftan                                17,500            *            17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Stanley Stern & Trudy Stern JTWROS            17,500(19)        *            17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
James Swartz                                  70,000           3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
William R. Timken, TTEE of The Timken
Living Trust U/A/D 9/14/99                    70,000(20)       3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Solar Group S.A.                              70,000(21)       3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Enzo Torresi & Dorothy Torresi JTWROS         70,000           3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
E&M RP Trust                                 105,000(22)       5.4          105,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Tahoe Partnership I                          140,000(22)       7.2          140,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Siam Partners II                             105,000(22)       5.4          105,000             --              *
-----------------------------------------------------------------------------------------------------------------------
John R. Cronin                                35,000(10)       1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
James T. Whipple                              35,000(10)       1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Thomas Gubitosi                               35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Jerome Laczniak                               17,500            *            17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Russell Sarachek                              70,000           3.6           70,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Edward Macomb                                  7,000            *             7,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Michael Glita and Joan Glita                  17,500            *            17,500             --              *
-----------------------------------------------------------------------------------------------------------------------
Jay Moorin                                    35,000           1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
D. Roger Glenn and Susan H. Glenn              7,000            *             7,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Robert Cannon                                 56,000           2.8           56,000             --              *
-----------------------------------------------------------------------------------------------------------------------
J.M. Hull Associates, L.P.                    35,000(15)       1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------
Hull Capital Corp. PS FBO J.
Mitchell Hull                                 35,000(15)       1.8           35,000             --              *
-----------------------------------------------------------------------------------------------------------------------

--------------
*Less than one percent

(1) Applicable percentage of ownership is based on 1,942,456 shares of common stock outstanding, plus any common stock equivalents held by such holders.

(2) Assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering.

(3) Represents shares of common stock issuable upon the conversion of the Series A Preferred Stock held by such shareholder.

(4) Thomas I. Unterberg, Robert Matluck and Robert Thompson have voting power over the shares as trustees. Messrs. Unterberg, Matluck and Thompson are managing directors of C.E. Unterberg, Towbin, a California limited partnership, a registered broker-dealer.

(5) Andrew Arno has voting power over the shares. Mr. Arno is a managing director of C.E. Unterberg, Towbin, a California limited partnership, a registered broker-dealer.

(6) Mel S. Lavitt has voting power over the shares. Mr. Lavitt is a managing director of C.E. Unterberg, Towbin, a California limited partnership, a registered broker-dealer.

(7)  Thomas I.  Unterberg has voting power over the shares.  Mr.  Unterberg is a
     managing  director  of  C.E.   Unterberg,   Towbin,  a  California  limited
     partnership, a registered broker-dealer. Also see note 8.

(8) Includes: (i) 6,250 shares of common stock subject to options which are exercisable at April 19, 2001 or which will become exercisable within 60 days of such date; (ii) 175,000 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock held by C.E. Unterberg, Towbin Capital Partners I, L.P. (UTCM, LLC is the sole general partner of C.E. Unterberg, Towbin Capital Partners I, L.P. and Mr. Unterberg is a Managing Member of UTCM, LLC). Mr. Unterberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest; (iii) 70,000 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock held by C.E. Unterberg, Towbin, LLC (Mr. Unterberg is a Managing Member of C.E. Unterberg, Towbin, LLC). Mr. Unterberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest; (iv) 245,000 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock held by C.E. Unterberg, Towbin, a California Limited Partnership (Mr. Unterberg is a Managing Director and member of the Executive Committee of C.E. Unterberg, Towbin, a California Limited Partnership). Mr. Unterberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest; and (v) 175,000 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock held by Marjorie & Clarence E. Unterberg Foundation, Inc. (Mr. Unterberg is President of the Marjorie & Clarence E. Unterberg Foundation, Inc.). Mr. Unterberg disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Excludes 67,500 shares of Series A Preferred Stock convertible into 90,000 shares of common stock owned by trusts of which Mr. Unterberg is Trustee and as to which Mr. Unterberg disclaims beneficial ownership. Mr. Unterberg was a director of the Company from June 1996 until February 2001. He was elected to our board of directors in June 2001. During 1998, 1999 and 2000, Mr. Unterberg received compensation of $12,000, $11,000 and $10,000, respectively. Such amounts were paid in accordance with the board approved compensation payable to all of our outside directors. In 1998, we paid C.E. Unterberg, Towbin, LLC $25,000 for investment banking services provided in connection with potential acquisitions. In 2001, we paid C.E. Unterberg, Towbin, a California limited partnership, 125,000 shares of Series A Preferred Stock for the private placement of the Series A Preferred Stock and we also paid approximately $4,600 for reimbursement of expenses in connection with such placement.

(9) The sole general partner of the selling shareholder is UTCM, LLC. As the managing members of UTCM, LLC, Thomas I. Unterberg, A. Robert Towbin and Robert M. Matluck have voting power over the shares. Messers. Unterberg, Towbin and Matluck are also affiliated with C.E. Unterberg, Towbin, LLC and C.E. Unterberg, Towbin, a California limited partnership (see notes 11 and
     12).

(10) The selling shareholder is a managing director of C.E. Unterberg, Towbin, a California limited partnership, a registered broker-dealer.

(11) As the managing members of the selling shareholder, Thomas I. Unterberg, A. Robert Towbin and Robert M. Matluck have voting power over the shares. Messers. Unterberg, Towbin and Matluck are also affiliated with C.E. Unterberg, Towbin Capital Partners I, LP and C.E. Unterberg, Towbin, a California limited partnership (see notes 9 and 12).

(12) The selling shareholder is a registered broker dealer. Thomas I. Unterberg,
     A. Robert Towbin and Robert M. Matluck, each a managing director and member of the executive committee of the selling shareholder, have voting power over the shares.

(13) Gordon Devorkin has voting power over the shares.

(14) Daryl Devorkin has voting power over the shares. Mr. Devorkin is broker with First Union Securities.

(15) Mitchel Hull has voting power over the shares.

(16) Mr. Rosenthal is a managing director of Burnham Securities, Inc.

(17) Ms. Lawi is a broker with Salomon Smith Barney.

(18) Mr. Sheinberg is a managing director of SG Cowen Securities Group.

(19) Stanley Stern is a director of Tower Hill Capital Group, a broker dealer.

(20) William R. Timkin as trustee has voting power over the shares.

(21) James Todd has voting power over the shares.

(22) Edmund Shea has voting power over the shares.


                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. The selling shareholders have not advised us of any specific plan for distribution of the shares offered by this prospectus, but it is anticipated that the shares will be sold from time to time by the selling shareholders or by permitted pledgees, donees, transferees or other permitted successors in interest. Such sales may be made in any of the following manners:

     o in transactions, which may involve block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in private transactions other than in the over-the-counter market or on an exchange;

     o    in connection with short sales of shares;

     o    by pledge to secure debts and other obligations;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     o    in a combination of any of the above transactions; or

     o    any other lawful methods.

     Although sales of the shares are, in general, expected to be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

     In offering the shares covered by this prospectus, each of the selling shareholders and any broker-dealers who sell the shares for the selling shareholders may be "underwriters" within the meaning of the Securities Act, and any profits realized by such selling shareholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

     Each of the selling shareholders is acting independently of Storage Engine in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this prospectus between any selling shareholder and any broker-dealer or agent.

     Each of C.E. Unterberg, Towbin, a California limited partnership, Daryl Devorkin and Nicole Lawi, is a selling shareholder and a registered broker or dealer and is deemed to be an underwriter under this plan of distribution. None of the broker-dealers listed in the selling shareholders table acquired their securities as compensation in securities placements or other business transactions, other than C.E. Unterberg, Towbin, a California limited partnership, which received 175,000 shares of our common stock as consideration for its services in connection with the offering of our Series A Preferred Stock (including shares for liquidated damages associated with the registration default provision). All affiliates of registered broker-dealers listed in the selling shareholders table acquired the shares of common stock to be sold under this prospectus in the ordinary course of business. None of the affiliates of registered broker-dealers listed in the selling shareholders table had any agreements or understandings, whether direct or indirect, to distribute any of the securities at the time they were purchased.

     To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the shares by the selling shareholders, will be set forth in a prospectus supplement.

     The expenses of preparing and filing this prospectus and the related registration statement with the SEC will be paid entirely by us, however, the selling shareholders will pay all underwriting discounts and selling commissions, if any. Shares of common stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus. The selling shareholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation, Rule 10b-5.

     Neither Storage Engine nor the selling shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders on account of their sales of the shares from time to time.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Hale and Dorr LLP, 650 College Road East, Princeton, New Jersey.

                                     EXPERTS

     Richard A. Eisner & Company, LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000, and for the year then ended appearing in our Annual Report (Form 10-K) for the year ended December 31, 2000, as set forth in their report, included therein and incorporated herein by reference. Such financial statements are incorporated in this prospectus by reference in reliance on Richard A. Eisner & Company, LLP's report given on their authority as experts in accounting and auditing. Ernst & Young LLP, independent auditors, have audited our consolidated balance sheet at December 31, 1999, and our consolidated statements of operations, change in shareholders' equity and cash flows for the years ended December 31, 1999 and 1998, appearing in our Annual Report (Form 10-K/A) for the year ended December 31, 2000, as set forth in their report, included therein and incorporated herein by reference. Such 1999 consolidated balance sheet and 1998 consolidated financial statements are incorporated in this prospectus by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows Storage Engine to "incorporate by reference" the information Storage Engine files with the SEC, which means that Storage Engine can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that Storage Engine files later with the SEC will automatically update and supersede this information. Storage Engine incorporates by reference the documents listed below and any future filings made by Storage Engine with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

     o Our Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 30, 2001;

     o    Our Current Report on Form 8-K filed with the SEC on January 31, 2001;

     o    Our  Current  Report on Form 8-K filed  with the SEC on  February  26,
          2001;

     o    Our Current Report on Form 8-K filed with the SEC on March 26, 2001;

     o    Our Current Report on Form 8-K filed with the SEC on April 12, 2001;

     o    Our Current Report on Form 8-K filed with the SEC on April 24, 2001;

     o Our Form 10-K/A amending our Form 10-K for the year ended December 31, 2000 filed with the SEC on April 30, 2001;

     o    Our Quarterly Report on Form 10-Q filed with the SEC on May 15, 2001;

     o Our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2001; and

     o The description of our common stock which is contained in our registration statement on Form 8-A filed pursuant to Section 12(g) of the Securities Exchange Act in the form declared effective by the Commission on or about June 14, 1993, including any subsequent amendments or reports filed for the purpose of updating such description.

     We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

          Louis J. Altieri, Vice President - Finance and Administration Storage Engine, Inc.
          One Sheila Drive, Bldg 6A
          Tinton Falls, New Jersey  07724
          (732) 747-6995

     This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document Storage Engine files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in the registration statement and its exhibits. For further information with respect to Storage Engine and the shares, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

     o any proceeding, other than a proceeding by or in the right of the corporation, involving such director, officer, employee or agent by reason of his or her serving or having served in such capacities if
          (i) such persons acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful; or

     o any proceeding by or in the right of the corporation involving such director, officer, employee or agent by reason of his or her serving or having served in such capacities, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation.; however, no such indemnification shall be provided in respect to any proceeding as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     Section 14A:3-5 of the New Jersey Business Corporation Act also provides that the corporation shall indemnify its directors, officers, employees and agents against expenses to the extent that such person was successful on the merits or otherwise in any proceeding referred to above.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

     o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve a knowing violation of law; or

     o as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation; or

     o any transaction from which the director or officer derived an improper personal benefit.

     Our certificate of incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). In addition, we have executed indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary.

     We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Storage Engine pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          SEC registration fee                                     $    3,782.50
          Counsel fees and expenses*..........................     $   30,000.00
          Miscellaneous Expenses*.............................     $   15,000.00
          Accounting fees and expenses*.......................     $   15,000.00
                                                                   -------------
             Total*...........................................     $   63,782.50
                                                                   =============

          ----------

          *Estimated

     All expenses of issuance and distribution listed above will be borne by Storage Engine. The costs of fees and expenses of legal counsel and other advisors, if any, that the selling shareholders employ in connection with the offering will be borne by the selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

     o any proceeding, other than a proceeding by or in the right of the corporation, involving such director, officer, employee or agent by reason of his or her serving or having served in such capacities if
          (i) such persons acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful; or

     o any proceeding by or in the right of the corporation involving such director, officer, employee or agent by reason of his or her serving or having served in such capacities, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation; however, no such indemnification shall be provided in respect to any proceeding as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     Section 14A:3-5 of the New Jersey Business Corporation Act also provides that the corporation shall indemnify its directors, officers, employees and agents against expenses to the extent that such person was successful on the merits or otherwise in any proceeding referred to above.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

     o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve a knowing violation of law; or

     o as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation; or

     o any transaction from which the director or officer derived an improper personal benefit.

     Our certificate of incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). In addition, we have executed indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary.

     We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Storage Engine pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.      EXHIBITS.

Exhibit No.                       Description of Exhibit
-----------                       ----------------------

    5 Opinion of Hale and Dorr LLP as to legality of the shares of common stock.

   23.1   Consent of Richard A. Eisner & Company, LLP

   23.2   Consent of Ernst & Young LLP

   23.3 Consent of Hale and Dorr LLP (contained in the opinion filed as Exhibit 5 to the registration statement).

   24 * Powers of Attorney of certain officers and directors of the Company (contained on the signature page of this registration statement).

----------
* Previously filed.

ITEM 17.      UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Tinton Falls, State of New Jersey, on the 6th day of November, 2001.

                                       STORAGE ENGINE, INC.


                                       By: /s/ Gregg M. Azcuy
                                          --------------------------------------
                                          Gregg M. Azcuy, President and
                                          Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                       TITLE                           DATE
---------                       -----                           ----

/s/ Gregg M. Azcuy              President, Chief Executive      November 6, 2001
----------------------------    Officer and Director
   Gregg M. Azcuy               (Principal Executive Officer


/s/ Louis J. Altieri            Vice President, Finance &       November 6, 2001
----------------------------    Administration (Principal
   Louis J. Altieri             Financial and Accounting
                                Officer)


            *
----------------------------    Chairman of the Board and       November 6, 2001
   Michael E. Faherty           Director

            *
----------------------------    Director                        November 6, 2001
   Gale R. Aguilar

            *
----------------------------    Director                        November 6, 2001
   James K. Dutton

            *
----------------------------    Director                        November 6, 2001
   Donald E. Fowler

            *
----------------------------    Director                        November 6, 2001
   Frank R. Triolo

/s/ Thomas I. Unterberg
----------------------------    Director                        November 6, 2001
   Thomas I. Unterberg


--------------------
* By his signature set forth below the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this amendment to the registration statement on behalf of the persons indicated.



By: /s/ Gregg M. Azcuy
   ------------------------------------
    Gregg M. Azcuy

                                  EXHIBIT INDEX

Exhibit No.                       Description of Exhibit
-----------                       ----------------------

    5 Opinion of Hale and Dorr LLP as to legality of the shares of common stock.

   23.1   Consent of Richard A. Eisner & Company, LLP.

   23.2   Consent of Ernst & Young LLP.

   23.3 Consent of Hale and Dorr LLP (contained in the opinion filed as Exhibit 5 to the registration statement).

   24 * Powers of Attorney of certain officers and directors of the Company (contained on the signature page of this registration statement).


-------------
* Previously filed.